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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JAN 19 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2003 (MM/DD/YY) AND ENDING 09/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
THE PETROLEUM CLEARINGHOUSE INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

390 BENMAR, SUITE 100
(No. and Street)

HOUSTON TX 77060
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Polito 281-873-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth st, Suite 2700 Denver CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 31 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF

OATH OR AFFIRMATION

I, Jennifer Polito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Petroleum Clearinghouse, Inc, as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH CAROL RADFORD
MY COMMISSION EXPIRES
June 18, 2006

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	# FOCUS REPORT **(Financial and Operational Combined Uniform Single Report)** **Part IIA Quarterly 17a-5(a)** **INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17**

COVER

Select a filing method: Basic ☐ Alternate ☐ [0011]

Name of Broker Dealer: THE PETROLEUM CLEARINGHOUSE, INC. [0013]

SEC File Number: 8-46630 [0014]

Address of Principal Place of Business: 390 BENMAR, SUITE 100 [0020]

Firm ID: 35192 [0015]

HOUSTON [0021] TX [0022] 77060 [002

For Period Beginning 10/01/2003 [0024] And Ending 09/30/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: KENNETH R. OLIVE, JR., PRESIDE [0030] Phone: 281-873-4600 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ☐ [0040] No ☒ [0041]

Check here if respondent is filing an audited report ☒ [0042]

SEC MAIL PROCESSING
RECEIVED
DEC 27 2004
WASH. D.C. 202 SECTION

VF

KPMG

THE PETROLEUM CLEARINGHOUSE, INC. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2004

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Board of Directors and Stockholder
The Petroleum Clearinghouse, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of The Petroleum Clearinghouse, Inc. (a Texas corporation) and subsidiaries as of September 30, 2004 and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Petroleum Clearinghouse, Inc. and its subsidiaries as of September 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

Denver, Colorado
December 21, 2004

THE PETROLEUM CLEARINGHOUSE, INC. AND SUBSIDIARIES

Consolidated Balance Sheet

September 30, 2004

Assets		
Cash and cash equivalents	$	4,378,574
Accounts receivable		47,813
Receivable from parent, net		13,085,696
Receivable from affiliate		102,706
Prepaid expenses and deposits		204,833
Property and equipment:		
Furniture and fixtures		212,019
Office equipment		330,201
Software		258,500
Leasehold improvements		116,626
		917,346
Less accumulated depreciation		(816,176)
Net property and equipment		101,170
Goodwill and other intangibles, net of $5,666,667 of accumulated amortization		9,420,494
Deferred tax assets		1,177,000
Membership in exchange, at cost		11,238
Total assets	$	28,529,524
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	1,750,733
Deferred rent payable		136,447
Total liabilities		1,887,180
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 1,000,000 shares; issued and outstanding 20,000 shares		2,000
Additional paid-in capital		23,742,285
Retained earnings		2,898,059
Total stockholder's equity		26,642,344
Commitments and contingencies		
Total liabilities and stockholder's equity	$	28,529,524

See accompanying notes to consolidated financial statements.

THE PETROLEUM CLEARINGHOUSE, INC. AND SUBSIDIARIES

Consolidated Statement of Operations

Year ended September 30, 2004

Revenue:	
Net commission revenue	$ 13,750,950
Other	125,818
Total revenue	13,876,768
Operating expenses:	
Compensation and benefits	4,559,780
Auction expenses	2,408,321
General and administrative	1,087,188
Occupancy	552,340
Depreciation	66,777
Amortization of intangible assets	897,275
Total operating expenses	9,571,681
Income from operations	4,305,087
Other income, net	4,280
Income before income taxes	4,309,367
Income taxes	1,914,000
Net income	$ 2,395,367

See accompanying notes to consolidated financial statements.

THE PETROLEUM CLEARINGHOUSE, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholder's Equity

Year ended September 30, 2004

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balances, September 30, 2003	20,000	$ 2,000	23,742,285	502,692	24,246,977
Net income	—	—	—	2,395,367	2,395,367
Balances, September 30, 2004	20,000	$ 2,000	23,742,285	2,898,059	26,642,344

See accompanying notes to consolidated financial statements.

THE PETROLEUM CLEARINGHOUSE, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended September 30, 2004

Cash flows from operating activities:	
Net income	$ 2,395,367
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of intangible assets	897,275
Deferred income taxes	98,000
Income tax expense related to purchased goodwill	484,000
Depreciation	66,777
Noncash expense from contributed software	30,000
Changes in working capital:	
Accounts receivable	77,221
Receivable from affiliate	3,211,077
Prepaid expenses and deposits	(82,539)
Membership in exchange	5,751
Accrued expenses	354,504
Deferred rent	20,618
Net cash provided by operating activities	7,558,051
Cash flows from investing activities:	
Purchases of property and equipment	(20,471)
Net cash used in investing activities	(20,471)
Cash flows from financing activities:	
Increase in receivable from parent, net	(5,486,721)
Net cash used in financing activities	(5,486,721)
Increase in cash and cash equivalents	2,050,859
Cash and cash equivalents, beginning of year	2,327,715
Cash and cash equivalents, end of year	$ 4,378,574
Supplemental disclosure of noncash investing and financing activities:	
Software contributed from parent (Note 2e)	$ 30,000

See accompanying notes to consolidated financial statements.

(1) Business

The Petroleum Clearinghouse, Inc. (Clearinghouse or the Company) was originally incorporated in the state of Texas in September 1993. The Company is a wholly owned subsidiary of The Petroleum Place, Inc. (Petroleum Place), a privately held Company headquartered in Denver, Colorado. The Company is a broker dealer engaged in the marketing and sale of oil and gas properties to customers throughout substantially all of the continental United States. The Company offers services which consist of auction sales, property due diligence, and data room services. The Company's primary revenue comes from commissions earned on brokered sales of properties.

The Company is a registered direct participation program broker dealer under the Securities Exchange Act of 1934.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries, The Oil & Gas Asset Clearinghouse, L.P. and The OGA Clearinghouse I, LLC. All significant intercompany accounts and transactions are eliminated in consolidation.

(b) Use of Estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a remaining maturity upon purchase of three months or less to be cash equivalents.

(d) Property and Equipment

Property and equipment is recorded at cost. Expenditures that significantly increase the useful lives of assets are capitalized. The costs of repairs and maintenance are charged to operations as incurred. For financial reporting purposes, the Company provides for depreciation using the straight-line method over estimated useful lives of three to five years.

(e) Software

In 2004, Petroleum Place contributed $30,000 of software to the Company. The software was used by the Company in its operations, however the Company believes the estimated useful life for this software was less than one year and therefore was expensed upon receipt in fiscal 2004. As of September 30, 2004, the Company was no longer using this software. A corresponding decrease in the receivable from parent, net was recorded in connection with this contribution.

(Continued)

(f) ***Long-lived Assets***

The Company monitors its long-lived assets for impairment. The Company will record an impairment loss for assets to be held and used when the carrying amount is not recoverable from future estimated cash flows and exceeds its fair value. Assets classified as held-for-sale are recorded at the lower of carrying amount or fair value less cost to sell.

(g) ***Goodwill and Other Intangible Assets***

Intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) are initially recorded and measured at their fair value. Costs of internally developing, maintaining, and restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, are expensed as incurred. Intangible assets with definite useful lives are amortized on a straight-line basis over such useful lives, which range from three to five years, and are subject to tests for impairment whenever events or changes in circumstances indicate that impairment may exist. Intangible assets with indefinite useful lives are subject to tests for impairment at least annually. Goodwill is not amortized, but is subject to a separate test for impairment at least annually, which among other factors, is based on the estimated fair value of the reporting unit, as defined, to which the goodwill relates. The Company amortizes employment agreements and customer lists in accordance with their estimated useful lives. The Company recorded no impairments of its goodwill or other intangible assets during the year ended September 30, 2004.

(h) ***Membership in Exchange***

The exchange membership is carried at cost. Management believes that no impairment of the carrying value of the membership has occurred.

(i) ***Income Taxes***

The Company's income taxes in the accompanying financial statements are computed as if the Company filed a separate income tax return. The Company is included in the consolidated tax returns of its parent company, Petroleum Place; accordingly, income taxes otherwise payable to taxing authorities are payable to Petroleum Place. The current provision for income taxes represents the Company's estimated tax due to or from Petroleum Place as if the Company's tax return filings were prepared on a stand-alone basis. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheet, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. A valuation allowance is recorded, if necessary, against deferred tax assets if management is unable to conclude that it is more likely than not that such assets will be realized.

The Company's income tax provision excludes amounts related to the amortization of goodwill for income tax purposes with a basis in excess of that recorded for financial reporting purposes. As the Company realizes the benefit from this excess tax basis in goodwill, such benefit is recognized as a reduction to goodwill.

(Continued)

(j) ***Revenue Recognition***

Revenue is derived primarily from commissions earned upon the sale of oil and gas properties at auction. Revenue from commissions is recognized at the time of title transfer from the seller to the buyer based on a percentage of the seller's sale price. The Company and its subsidiaries do not take title to any property listed for sale at its auctions. Other revenue includes interest income earned on invested cash held in escrow, as well as filing and other miscellaneous fees.

Certain direct costs incurred related to the preparation of data packages for potential buyers and a fixed percentage of the anchor costs from the auction are rebilled to the buyers and sellers. Accordingly, these reimbursements are recorded as reductions to auction expenses in the accompanying consolidated statement of operations.

(k) ***Credit Risk***

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of short-term, highly liquid investments, accounts receivable, and accounts receivable – affiliate. The Company places its temporary cash investments with financial institutions that management believes are credit worthy. The balances, at times, may exceed federally insured limits. The Company's accounts receivable are derived from transactions with customers located in the United States who are primarily in the oil and gas industry. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and the procedures in place for collecting from its customers, including the fact that substantially all of the Company's revenue is collected in advance of closing and held in escrow.

(l) ***Stock-Based Compensation***

Employees of Clearinghouse participate in Petroleum Place's 1999 Equity Incentive Plan (the Incentive Plan). The Company accounts for its participation in Petroleum Place's stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 (APB No. 25), *Accounting for Stock Issued to Employees*, and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation*. Unearned compensation expense is recorded for the excess, if any, on the date of the grant, of the estimated fair value of Petroleum Place's stock for financial reporting purposes over the exercise price of the option. Expense associated with stock-based compensation is amortized consistent with the method described in FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*, over the vesting period for the individual options, whereby expense is typically accelerated as compared with expense recognized on a straight-line basis.

(Continued)

Had the Company determined stock-based compensation using the fair value method prescribed by Statement of Financial Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, instead of the intrinsic value method prescribed by APB No. 25, the Company's net income for the year ended September 30, 2004 would be adjusted as follows:

Net income, as reported	$	2,395,367
Add back stock-based compensation expense, as reported		—
Deduct pro forma stock-based compensation expense		(24,813)
Net income, pro forma	$	2,370,554

(3) Goodwill and Other Intangibles

As of September 30, 2004, the Company has the following goodwill and other intangibles recorded:

	Life		2004
Employment agreement with noncomplete clause	6 years	$	3,000,000
Customer lists	5 years		3,000,000
			6,000,000
Less accumulated amortization			(5,666,667)
			333,333
Goodwill			9,087,161
		$	9,420,494

In fiscal 2004, the Company reduced the carrying amount of goodwill by $484,000. The tax basis of the Company's goodwill is greater than its basis for financial reporting purposes. As the Company realizes the tax benefit from amortization of this excess tax basis through a reduction to its income tax liability, the Company records the offsetting entry as a reduction to the carrying amount of goodwill.

(4) Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain at least a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. As of September 30, 2004, the excess net capital of the Clearinghouse was approximately $2,700,000. At September 30, 2004, the Company was in compliance with the minimum net capital requirements and the related net capital ratio.

(5) Income Taxes

The Company is included in Petroleum Place's consolidated income tax return. However, for purposes of the accompanying financial statements, the Company records income taxes as if it were a separate tax-paying entity. The estimated federal tax liability for income taxes is recorded as income taxes payable to parent, which is reflected as a reduction to the receivable from parent, net in the accompanying consolidated balance sheet. The following are the components of Clearinghouse's income tax expense for the year ended September 30, 2004:

Current state income tax benefit	$	(12,000)
Current federal income tax expense		1,828,000
Total current tax expense		1,816,000
Deferred federal income taxes expense		98,000
Total deferred tax expense		98,000
Total income tax expense	$	1,914,000

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 34% to income before income taxes for the year ended September 30, 2004:

Federal income tax expense at statutory rate	$	1,522,000
State franchise taxes, net of federal benefit		(8,000)
Other		400,000
	$	1,914,000

The Company's effective income tax rate differs from the Federal statutory rate primarily due to effects of amortization of goodwill which has a tax basis that differs from the basis recorded for financial reporting purposes. The Company also records temporary differences, included below, for timing differences associated with the goodwill basis that is recorded for both book and tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities in the accompanying consolidated financial statements and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets and liabilities consist of the following as of September 30, 2004:

Deferred tax assets (liabilities):		
Goodwill and other intangibles	$	1,055,000
Deferred rent		46,000
Property and equipment		76,000
Deferred tax assets, net	$	1,177,000

(Continued)

(6) Commitments and Contingencies

(a) Operating Leases

The Company leases office space and equipment under various operating leases with expirations through October 2009. Future minimum rental payments are as follows for the fiscal years ending September 30:

2005	$	561,936
2006		561,936
2007		561,936
2008		586,908
2009		586,908
Thereafter		24,455
Total	$	2,884,079

Rent expense for the year ended September 30, 2004 was $552,340. The Company records rent expense on a straight-line basis over the term of the lease, which adjusts for the effects of increases in rent payments. As a result, the Company has recorded deferred rent liability of $136,447 through September 30, 2004.

(b) Litigation

The Company is involved in legal actions in the ordinary course of business. Although the outcomes of any such legal actions cannot be predicted, management believes that there are not any pending or threatened legal proceedings against or involving the Company that are likely to have a material adverse effect upon the Company's consolidated financial position or results of operations.

(7) Receivable From Parent, Net and Receivable From Affiliate

The receivable from parent, net includes an approximate $17.2 million receivable due from Petroleum Place. The Company transfers excess operating cash to Petroleum Place for cash management purposes. This amount will be reduced in the event cash advances are needed to fund the Company's operations or payments are made by Petroleum Place for expenses incurred by the Company. This amount is considered a current receivable as the amount is intended to be remitted to the Company on demand. This receivable is reduced by an approximate $4.1 million cumulative income tax liability due to Petroleum Place related to the parent company's consolidated income tax return. The liabilities are for income taxes resulting from the Company's operations.

The receivable from affiliate consists of amounts due from Petroleum Place Energy Advisors, L.P. (PPEA), an affiliate of the Company and wholly owned subsidiary of Petroleum Place. This receivable results primarily from expenses incurred by the Company on behalf of PPEA. This amount is considered a current receivable as it is intended to be remitted to the Company on demand.

(Continued)

(8) Stock Option Plan

The Company's employees are eligible to participate in Petroleum Place's stock-based compensation plans. Options issued under Petroleum Place's Incentive Plan are for Petroleum Place's common stock, with a maximum number of options to be issued over the term of the Incentive Plan of 1.3 million shares. Except for options for approximately 160,000 shares of common stock of Petroleum Place granted in connection with its acquisition of the Company in fiscal 1999, all options under the Incentive Plan are for a fixed number of shares and have a fixed exercise price equal to the estimated fair value of Petroleum Place's stock on the date of grant, as determined by Petroleum Place's board of directors. Options under the Incentive Plan vest ratably over a four-year period and have a term of ten years. As of September 30, 2004, options for 129,316 shares of Petroleum Place common stock are held by employees of the Company, of which 126,191 options are exercisable.

The following table summarizes activity for the Company's employees under Petroleum Place's Incentive Plan for the year ended September 30, 2004:

	Underlying shares	Average exercise price
Outstanding as of September 30, 2003	140,391	$ 4.70
Forfeited	(450)	0.75
Exercised	(10,625)	0.75
Outstanding as of September 30, 2004	129,316	5.03

The following table summarizes information about fixed stock options outstanding as of September 30, 2004:

Exercise price	Underlying shares outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average fair value of options exercisable
$ 0.75	118,066	5.80	$ 0.75	118,066	$ 0.75
50.00	11,250	7.90	50.00	8,125	50.00
	129,316	5.98	5.03	126,191	3.92

(9) Subsequent Event

On November 29, 2004 the Company entered into an agreement to acquire Tristone Capital Advisors Inc. in exchange for approximately $80 million in cash and common stock of the Company. The acquisition is expected to close effective December 31, 2004, subject to receipt of regulatory and court approvals, required consents and other customary closing conditions. In connection with the acquisition, Petroleum Place will be restructured whereby certain subsidiaries of Petroleum Place will be merged with, or become subsidiaries of, the Company.

THE PETROLEUM CLEARINGHOUSE, INC. AND SUBSIDIARIES

Computation of Net Capital Under Rule 15c3-1 of
the Securities Exchange Act of 1934

September 30, 2004

Stockholder's equity qualified for net capital	$	26,642,344
Less nonallowable assets:		
Investment in and receivable from subsidiaries and affiliates		(13,188,402)
Goodwill and other intangible assets, net		(9,420,494)
Deferred tax assets, net		(1,177,000)
Membership in exchange		(11,238)
Haircut on investments (2% balance of $723,950)		(14,479)
Net capital		2,830,731
Net capital requirement:		
The greater of $5,000, or aggregate indebtedness not to exceed 1500% of net capital ($1,887,180/15 = $125,812)		125,812
Excess net capital	$	2,704,919

The computation of net capital in conjunction with Form X-17A-5 as of September 30, 2004, as filed on October 25, 2004, differs from the computation of net capital under Rule 15c3-3-1, as calculated above, as follows:

	Per Form X-17A-5	Closing/audit adjustments	Per computation above
Stockholder's equity	$ 29,836,306	(3,193,962)	26,642,344
Investment in and receivables from subsidiaries and affiliates	(19,533,514)	6,345,112	(13,188,402)
Goodwill and other intangible assets, net	(9,701,769)	281,275	(9,420,494)
Deferred tax assets, net	—	(1,177,000)	(1,177,000)
Membership in exchange	(11,239)	1	(11,238)
Haircut on investments	(14,479)	—	(14,479)
	575,305	2,255,426	2,830,731
Net capital requirement	5,000	120,812	125,812
Excess net capital	$ 570,305	2,134,614	2,704,919

See accompanying independent auditors' report.

THE PETROLEUM CLEARINGHOUSE, INC. AND SUBSIDIARIES

Other Required Information

September 30, 2004

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
The Petroleum Clearinghouse, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of The Petroleum Clearinghouse, Inc. (the Company) and subsidiaries for the year ended September 30, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (l) making the quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Denver, Colorado
November 17, 2004